Exhibit 99.1

Allied Esports Entertainment Announces Second Quarter 2020 Financial Results

IRVINE, Calif. (August 10, 2020) – Allied Esports Entertainment, Inc. (NASDAQ: AESE) (the “Company”), a global esports entertainment company, today announced its financial results for the second quarter ended June 30, 2020, as well as an update on several key business initiatives.

Commenting on the second quarter results, the Company’s CEO, Frank Ng, said, “Throughout the second quarter, we continued to operate in an extremely challenging environment arising from the ongoing COVID-19 pandemic. The shelter-in-place orders that extended for the majority of the second quarter resulted in the temporary shut-down of the In-person pillar of our business activities, which negatively affected our second quarter financial performance. Given this reality, we quickly shifted our strategic focus to the Multiplatform Content and Interactive Services pillars in order to mitigate the impact of the pandemic on our business and continue to serve our loyal communities. Overall, I am proud of our employees’ steadfast dedication and commitment, as well as the team’s ability to rapidly pivot and manage through this pandemic.”

Mr. Ng continued, “An important highlight in the second quarter was the successful refinancing of $14.0 million of outstanding debt and $3.7 million of accrued interest previously scheduled to mature on August 23, 2020. By extending the debt maturities for up to an additional two years, we have significantly enhanced our financial flexibility as we continue to navigate economic uncertainties during the pandemic, while working to create value and growth for the future.”

Second Quarter 2020 Financial Results

Revenues: Total revenues in the second quarter of 2020 decreased 38%, to $4.6 million from $7.3 million in the second quarter of 2019, primarily due to decreased In-person and Multiplatform Content revenues as a result of the COVID-19 pandemic and shelter-in-place orders, partially offset by revenue growth in Interactive Services.

In-person revenues declined approximately 78%, to $0.7 million for the second quarter of 2020, from $3.2 million in the second quarter of last year. The decrease in In-person revenues was primarily related to the temporary closure of the Company’s flagship esports venue, HyperX Esports Arena Las Vegas at the Luxor Hotel & Casino, throughout most of the second quarter, and the cancellation or postponement of In-person WPT® events due to the pandemic.

Multiplatform Content revenues decreased 59%, to $0.7 million for the second quarter of 2020, from $1.7 million in the second quarter of last year. While the Company has seen more demand for its content, it experienced a decrease in Multiplatform Content revenues primarily due to a true-up on music royalties in previous quarters. In addition, the Company generated lower sponsorship revenue in the second quarter of 2020 resulting from the postponement of the WPT final tables due to the pandemic.

Interactive Services revenues increased 34%, to $3.2 million for the second quarter of 2020, from $2.4 million in the prior year quarter. The increase in Interactive Services revenues was driven by a strong growth in ClubWPT subscribers and virtual chip purchases as well as the successful launch of the new premium level of ClubWPT membership, ClubWPT Diamond.

	For the Three Months Ended
	June 30,
	2020	2019

Revenues
In-person	$699,327	$3,219,424
Multiplatform Content	705,251	1,740,704
Interactive Services	3,177,709	2,378,218
Total Revenues	$4,582,287	$7,338,346

Costs and expenses: Total costs and expenses for the second quarter were $9.4 million, down 7% compared to the second quarter of 2019. Costs and expenses decreased primarily due to lower In-Person and Multiplatform Content expenses as well as lower selling and marketing and G&A expenses. The decrease was partially offset by higher Interactive Services-related expenses, Online operating expenses and stock-based compensation expense. The Company also recorded an impairment of $1.1 million in the second quarter of 2020 related to its investment in ESA for which there was no corresponding amount in the year ago period.

	For the Three Months Ended
	June 30,
	2020	2019

Costs and expenses
In-person (exclusive of depreciation and amortization)	$507,112	$854,314
Multiplatform Content (exclusive of depreciation and amortization)	563,833	1,540,568
Interactive Services (exclusive of depreciation and amortization)	740,600	514,967
Online operating expenses	339,210	151,354
Selling and marketing expenses	292,485	1,035,887
General and administrative expenses	3,674,880	4,253,990
Stock-based compensation	331,638	-
Depreciation and amortization	1,767,832	1,731,662
Impairment of investment in ESA	1,138,631	-
Total Costs and Expenses	$9,356,221	$10,082,742

Total net loss for the second quarter of 2020 was $10.9 million including a one-time, non-cash Conversion inducement expense of $5.2 million related to recent debt refinancing. This is an increase from total net loss of $2.8 million in the prior year period.

Second quarter adjusted EBITDA loss, a non-GAAP measure, was $1.3 million, an increase from adjusted EBITDA loss of $1.0 million in the second quarter of 2019. A reconciliation of the GAAP-basis net loss to adjusted EBITDA is provided in the table at the end of this press release.

Financing Activities

During the second quarter, the Company completed a series of transactions to address approximately $14.0 million of convertible debt obligations that were scheduled to mature in August 2020. These transactions included:

●	On May 22, 2020, Knighted Pastures LLC, the holder of a convertible bridge note with original principal of $5.0 million, and who previously converted $2.0 million of that principal into an equity stake in the Company on April 29, 2020, agreed to convert the remaining $3.0 million of principal on its convertible bridge note into the Company’s common stock. As part of this conversion and restructuring of its investment, Knighted Pastures also agreed to an 18-month extension on $1.4 million of accrued interest originally due in August 2020.

●	Two additional convertible bridge note holders, collectively holding $2.0 million in principal of the Company’s debt, also agreed to an 18-month extension on the maturity of their respective holdings.

●	A consortium of institutional investors agreed to refinance, net of fees and interest, the remaining $7.0 million in convertible bridge note principal and the associated accrued interest held by the Company into senior secured notes maturing in 24 months.

Balance Sheet

As of June 30, 2020, the Company had a cash position of $14.2 million, including $5.0 million of restricted cash, compared to $12.1 million at December 31, 2019, which included $3.7 million of restricted cash. The gross principal amount of the Company’s debt held by lenders that participated in the financing activities, as described above, totaled $13.0 million, with final maturities ranging from February 2022 to June 2022. As of June 30, 2020, the Company’s common shares outstanding totaled 28.3 million shares.

Operational Update

Allied Esports

In the second quarter of 2020, Allied Esports produced 78 events, with 60 proprietary online events and 18 third-party productions, across its North American and European business units. Allied Esports pivoted its in-arena offerings to online events and production services in mid-March as a response to the COVID-19 pandemic. This strategy grew the customer base at a time when the flagship HyperX Esports Arena Las Vegas at the Luxor Hotel & Casino was temporarily closed. Nevada regulations allowed for the opening of casinos in June and the Luxor Hotel and HyperX Esports Arena opened its doors to customers, with restrictions, on June 25, 2020.

In the second quarter, clients began leveraging Allied Esports as a platform to continue to engage and grow their customer and fan bases and included LAFC, Jackie Robinson Foundation and NFL Alumni Association. In addition, Allied Esports played a part in the digitization of live events as a partner and producer in DIGI1, the digital version of 2019's successful Gamevention Exhibition in Hamburg, Germany.

Allied Esports also launched multiple programming offerings, both proprietary and with partners, in the second quarter of 2020, including the production of HyperX Game Spotlight, a deep dive episodic program focused on game developers telling the stories behind the inspiration and evolution of their games, and Esportstudio, which brings traditional sports athletes together to compete in the video game version of their sport. In addition to live streaming on Twitch, Esportstudio also aired live on Germany's sportdeutschland.tv OTT platform. Allied Esports also launched the 12th edition of its Legend Series event IP featuring VALORANT, the most popular new game from Riot Games.

World Poker Tour®

In May, WPT hosted its first Main Tour Event online on partypoker. The event set the record for the largest WPT Main Event in 18 seasons, with 2,130 entries. The WPT Online Series festival also featured the largest WPTDeepStacks event with 3,554 entries and the second largest WPT500 event with 4,828 entries. The overall WPT Online festival attracted more than 111,000 entries on partypoker.

In June, the WPT Online Poker Open on the partypoker US Network became the first WPT real money online gaming event to take place in the United States since the Unlawful Internet Gambling Enforcement Act took effect in 2006. The event set the record for largest prize pool in partypoker US Network’s history.

This quarter, WPT Seasons 12 and 13 were distributed in 77% of the syndication marketplace for linear TV in the U.S. With this reach of distribution, WPT may be in a position to sell national ad buys in 2021, potentially increasing future ad sales revenues. YouTube and Twitch revenues have also increased due to live streaming initiatives with airing WPT’s content library.

On June 1, WPT successfully launched ClubWPT Diamond, its new premium level membership of ClubWPT. Early adoption of the new subscription level exceeded expectations. ClubWPT is WPT’s online membership site that offers inside access to the WPT, as well as a sweepstakes-based poker club accessible with no purchase necessary.

During the second quarter, WPT also partnered with Budweiser and World Central Kitchen to produce the King’s Celebrity Poker Challenge on ClubWPT, which aired on FS1 and OTT platforms to an audience that reached more than 1 million nationwide viewers. With many live events cancelled, ClubWPT provides an opportunity for WPT to pivot online by leveraging the Company’s assets, including having featured WPT talent live stream their play on ClubWPT in a regular series of online tournaments on Twitch, which has promoted the ClubWPT product in front of thousands of weekly viewers.

Second Quarter 2020 Conference Call

The Company will host a conference call today at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time to discuss its second quarter 2020 financial results. Participants may join the conference call by dialing 1-877-407-0792 (United States) or 1-201-689-8263 (International).

A live webcast of the conference call will also be available on Allied Esports’ Investor Relations site at http://ir.alliedesportsent.com. Additionally, financial information presented on the call will be available on Allied Esports’ Investor Relations site. For those unable to participate in the conference call, a telephonic replay of the call will also be available shortly after the completion of the call, until 11:59 pm ET on Monday, August 24, 2020, by dialing 1-844-512-2921 (United States) or 1-412-317-6671 (International) and entering the replay pin number: 13706744.

About Allied Esports Entertainment

Allied Esports Entertainment, Inc. (NASDAQ: AESE) is a global leader in esports entertainment, providing innovative infrastructure, transformative live experiences, multiplatform content and interactive services to audiences worldwide through its strategic fusion of two powerful brands: Allied Esports and the World Poker Tour (WPT). For more information, visit AlliedEsportsEnt.com.

Non-GAAP Financial Measures

As a supplement to our financial measures presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company presents certain non-GAAP measures of financial performance. These non-GAAP financial measures are not intended to be considered in isolation from, as a substitute for, or as more important than, the financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP measures have limitations in that they do not reflect all of the items associated with the company’s results of operations as determined in accordance with GAAP.

The Company provides net income (loss) and earnings (loss) per share in accordance with GAAP. In addition, the Company provides EBITDA (defined as GAAP net income (loss) before interest (income) expense, income taxes, depreciation, and amortization). The Company defines Adjusted EBITDA as EBITDA excluding stock-based compensation, inducement expense and impairment losses.

In the future, the Company may also consider whether other items should also be excluded in calculating the non-GAAP financial measures used by the Company. Management believes that the presentation of these non-GAAP financial measures provides investors with additional useful information to measure the Company’s financial and operating performance. In particular, the measures facilitate comparison of operating performance between periods and help investors to better understand the operating results of the Company by excluding certain items that may not be indicative of the Company’s core business, operating results, or future outlook. Additionally, we consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Internally, management uses these non-GAAP financial measures, along with others, in assessing the Company’s operating results, and measuring compliance with the requirements of the Company’s debt financing agreements, as well as in planning and forecasting.

The Company’s non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles, and our non-GAAP definitions of the “EBITDA” and “adjusted EBITDA” do not have a standardized meaning. Therefore, other companies may use the same or similarly named measures, but include or exclude different items, which may not provide investors a comparable view of the Company’s performance in relation to other companies.

Management compensates for the limitations resulting from the exclusion of these items by considering the impact of the items separately and by considering the Company’s GAAP, as well as non-GAAP, results and outlook, and by presenting the most comparable GAAP measures directly ahead of non-GAAP measures, and by providing a reconciliation that indicates and describes the adjustments made.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to meet Nasdaq’s continued listing standards; the Company’s ability to execute on its business plan; the ability to retain key personnel; potential litigation; the ongoing effects of the COVID-19 pandemic; and general economic and market conditions, impacting demand for the Company’s services. These and other risk factors are discussed in Company reports filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

# # #

Investor Contact:

Lasse Glassen

Addo Investor Relations

lglassen@addoir.com

424-238-6249

Media Contact:

Brian Fisher

Allied Esports Entertainment

brian@alliedesports.com

Allied Esports Entertainment, Inc.

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2020	2019
	(unaudited)
Assets
Current Assets
Cash	$9,222,524	$8,440,573
Restricted cash	5,000,000	3,650,000
Accounts receivable	1,424,854	2,121,326
Prepaid expenses and other current assets	685,400	1,367,795
Total Current Assets	16,332,778	15,579,694
Property and equipment, net	18,660,396	20,554,307
Goodwill	4,083,621	4,083,621
Intangible assets, net	13,573,066	14,789,876
Deposits	704,500	712,463
Deferred production costs	11,553,264	10,962,482
Other assets	5,000,000	4,638,631
Total Assets	$69,907,625	$71,321,074
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$626,264	$956,871
Accrued expenses and other current liabilities	5,756,230	3,892,471
Accrued interest	1,913,557	2,088,994
Deferred revenue	3,647,748	3,855,459
Convertible debt, net of discount, current portion	5,220,887	12,845,501
Convertible debt, related party, net of discount, current portion	-	988,115
Loans payable, current portion	661,902	-
Total Current Liabilities	17,826,588	24,627,411
Deferred rent	3,757,069	2,472,837
Bridge note payable	1,421,096	-
Convertible debt, net of discount, non-current portion	997,307	-
Convertible debt, related party, net of discount, non-current portion	997,307	-
Loans payable, non-current portion	930,527	-
Total Liabilities	25,929,894	27,100,248
Commitments and Contingencies
Stockholders’ Equity
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value; 75,000,000 shares authorized, 28,346,576 and 23,176,146 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	2,834	2,317
Additional paid in capital	180,714,312	161,300,916
Accumulated deficit	(136,875,782)	(117,218,584)
Accumulated other comprehensive income	136,367	136,177
Total Stockholders’ Equity	43,977,731	44,220,826
Total Liabilities and Stockholders’ Equity	$69,907,625	$71,321,074

Allied Esports Entertainment, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Revenues:
In-person	$699,327	$3,219,424	$3,004,249	$5,967,065
Multiplatform content	705,251	1,740,704	1,922,148	2,842,326
Interactive	3,177,709	2,378,218	5,700,943	4,764,003
Total Revenues	4,582,287	7,338,346	10,627,340	13,573,394
Costs and Expenses:
In-person (exclusive of depreciation and amortization)	507,112	854,314	1,494,555	2,026,061
Multiplatform content (exclusive of depreciation and amortization)	563,833	1,540,568	1,025,207	2,121,121
Interactive (exclusive of depreciation and amortization)	740,600	514,967	1,733,100	1,406,534
Online operating expenses	339,210	151,354	664,163	340,685
Selling and marketing expenses	292,485	1,035,887	925,215	1,687,215
General and administrative expenses	3,674,880	4,253,990	8,586,703	8,572,482
Stock-based compensation	331,638	-	4,335,473	-
Depreciation and amortization	1,767,832	1,731,662	3,592,297	3,417,844
Impairment of investment in ESA	1,138,631	-	1,138,631	600,000
Total Costs and Expenses	9,356,221	10,082,742	23,495,344	20,171,942
Loss From Operations	(4,773,934)	(2,744,396)	(12,868,004)	(6,598,548)
Other Income (Expense):
Other income	3,642	-	4,183	-
Conversion inducement expense	(5,247,531)	-	(5,247,531)	-
Interest expense	(862,906)	(66,890)	(1,545,846)	(66,890)
Total Other Expense	(6,106,795)	(66,890)	(6,789,194)	(66,890)
Net Loss	(10,880,729)	(2,811,286)	(19,657,198)	(6,665,438)
Other comprehensive income:
Foreign currency translation adjustments	190	10,799	190	7,717
Total Comprehensive Loss	$(10,880,539)	$(2,800,487)	$(19,657,008)	$(6,657,721)

Basic and Diluted Net Loss per Common Share	$(0.42)	$(0.24)	$(0.79)	$(0.57)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	26,206,173	11,602,754	25,012,157	11,602,754

Allied Esports Entertainment, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

	For the Six Months Ended
	June 30,
	2020	2019
Cash Flows From Operating Activities
Net loss	$(19,657,198)	$(6,665,438)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	4,335,473	-
Conversion inducement expense	5,247,531	-
Amortization of debt discount	414,441	-
Depreciation and amortization	3,592,297	3,417,844
Impairment of investment in ESA	1,138,631	600,000
Deferred rent	278,901	68,073
Changes in operating assets and liabilities:
Accounts receivable	695,167	(1,379,412)
Deposits	7,963	-
Deferred production costs	(590,782)	(1,676,680)
Prepaid expenses and other current assets	683,601	(142,571)
Accounts payable	(331,118)	152,272
Accrued expenses and other current liabilities	1,732,014	745,197
Accrued interest	(423,301)	-
Deferred revenue	(207,712)	(84,535)
Total Adjustments	16,573,106	1,700,188
Net Cash Used In Operating Activities	(3,084,092)	(4,965,250)

Cash Flows From Investing Activities
Return of Simon Investment	(3,650,000)	-
Investment in TV Azteca	(1,500,000)	-
Lease incentive reimbursements	1,021,603	-
Purchases of property and equipment	(448,678)	(900,054)
Investment in ESA	-	(1,238,631)
Purchases of intangible assets	(33,145)	(80,671)
Net Cash Used In Investing Activities	(4,610,220)	(2,219,356)

Cash Flows From Financing Activities
Proceeds from loans payable	1,592,429	-
Proceeds from convertible debt, related party	-	1,000,000
Proceeds from convertible debt	9,000,000	3,000,000
Issuance costs paid in connection with convertible debt	(766,961)	-
Repayments of convertible debt	(7,000,000)	-
Repayments to Former Parent	-	(316,502)
Proceeds from sale of common stock	7,000,000	-
Net Cash Provided By Financing Activities	9,825,468	3,683,498

Effect of Exchange Rate Changes on Cash	795	(751)

Net Increase (Decrease) In Cash And Restricted Cash	2,131,951	(3,501,859)
Cash and restricted cash - Beginning of period	12,090,573	10,471,296
Cash and restricted cash - End of period	14,222,524	$6,969,437
Cash and restricted cash consisted of the following:
Cash	$9,222,524	$6,969,437
Restricted cash	5,000,000	-
	$14,222,524	$6,969,437

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(unaudited)

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of AESE’s profitability or liquidity. AESE’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against AESE’s peers without regard to AESE’s financing methods, hedging positions or capital structure and because it highlights trends in AESE’s business that may not otherwise be apparent when relying solely on GAAP measures. AESE presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA AESE presents may not be comparable to similarly titled measures of other companies. AESE defines EBITDA as earnings before interest, income taxes, depreciation and amortization of intangibles. AESE defines Adjusted EBITDA as EBITDA excluding stock-based compensation, inducement expense and impairment losses.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, AESE’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Net loss	$(10,880,729)	$(2,811,286)	$(19,657,198)	$(6,665,438)
Interest expense	862,906	66,890	1,545,846	66,890
Depreciation and amortization	1,767,832	1,731,662	3,592,297	3,417,844
Federal, state, and foreign taxes	212,457	(5,354)	212,500	-
EBITDA	(8,037,534)	(1,018,088)	(14,306,555)	(3,180,704)
Stock-based compensation	331,638	-	4,335,473	-
Impairment expense	1,138,631	-	1,138,631	600,000
Conversion inducement expense	5,247,531	-	5,247,531	-
Adjusted EBITDA	$(1,319,734)	$(1,018,088)	$(3,584,920)	$(2,580,704)